Exhibit 99.1

SOPHiA GENETICS Announces Nomination of Lila Tretikov to Board of Directors

Microsoft’s Deputy Chief Technology Officer to be appointed at Annual Shareholders’ Meeting

BOSTON and LAUSANNE, Switzerland, May 31, 2023 – SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company in the healthcare space and a leader in data-driven medicine, today announced the nomination of Lila Tretikov to its Board of Directors. The Board of Directors has proposed the appointment of Tretikov as a member of the board at the Annual General Meeting of Shareholders of SOPHiA GENETICS SA on June 26, 2023.

An award-winning powerhouse in the global technology space, Tretikov is currently Deputy Chief Technology Officer at Microsoft, where she previously served as Corporate Vice President in AI. Before joining Microsoft, Tretikov was CEO and Vice Chair of Terrawatt for two years and served as CEO of Wikipedia and Wikimedia.

“Lila is a tremendous leader in the artificial intelligence (AI) and technology worlds, with robust experience in bringing companies to scale on a global level. As the founder of several technology companies throughout her career, her entrepreneurial spirit combined with her executive leadership skills and comprehensive experience in AI will complement and add depth to our board and help take SOPHiA GENETICS to the next level,” said Jurgi Camblong, CEO and Co-Founder of SOPHiA GENETICS.

Once appointed to the SOPHiA GENETICS Board of Directors, Tretikov will succeed Milton Silva-Craig and join its current members Jurgi Camblong, Troy Cox, Kathy Hibbs, Didier Hirsch, Vincent Ossipow, Tomer Berkovitz and Jean-Michel Cosséry in developing the company’s sustainable growth and strategy.

“Throughout my career, I’ve focused on finding projects that create outsized socio-economic impact by leveraging cutting-edge technology. Artificial intelligence has the potential to create positive change for humanity, and especially in medicine and biology,” said Lila Tretikov. “SOPHiA GENETICS is revolutionizing the healthcare industry and I am looking forward to working with them to help further their mission of democratizing data-driven medicine.”

Tretikov currently serves as a board director for Onfido (a privately-held digital identity tech company). She is also a member of the board of directors of Volvo Cars (Nasdaq: VOLCAR) and Xylem (NYSE: XYL).

She graduated from the University of California, Berkeley with a degree in Computer Science, Art and Artificial Intelligence, and has completed executive graduate programs at Stanford University and the University of Oxford.

For more information on SOPHiA GENETICS, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn, Facebook, and Instagram.

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About SOPHiA GENETICS
SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn, Facebook, and Instagram. Where others see data, we see answers.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products, and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contact:
Kelly Katapodis

media@sophiagenetics.com

Investor Contact:

Katherine Bailon

IR@sophiagenetics.com